                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                            _____________________



                                  FORM 11-K



           ( X )   Annual Report Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                   Commission file Nos. 2-83724, 33-12324,
                            33-38267 and 33-55587


                            _____________________



                 For the Fiscal Year Ended December 31, 1996

                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                          (Full Title of the Plan)









                          TRANSAMERICA CORPORATION
                            600 Montgomery Street
                       San Francisco, California 94111


                   (Name of Issuer of the Securities Held
                    Pursuant to the Plan and the Address
                     of its Principal Executive Office)

Required information:

     (a)  Financial statements filed as a part of this report:

            Report of Ernst & Young LLP, Independent Auditors Statement of Net Assets Available for Plan Benefits
              December 31, 1996 and 1995
            Statement of Changes in Net Assets Available for Plan
              Benefits - Years ended December 31, 1996, 1995
              and 1994
            Notes to Financial Statements - December 31, 1996

     (b)  Exhibit filed as a part of this report:

            23.1 Consent of Ernst & Young LLP to the incorporation by reference of their report dated March 21, 1997 in Transamerica Corporation's Registration
                    Statements on Form S-8 (File Nos. 2-83724,
                    33-12324, 33-38267 and 33-55587).


                                 Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TRANSAMERICA CORPORATION
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)



Burton E. Broome
Vice President and Controller
Transamerica Corporation

For the Transamerica Corporation Employees Stock
Savings Plan Administration Committee


Date:  March 27, 1997

                            FINANCIAL STATEMENTS


                                     For


                         ANNUAL REPORT ON FORM 11-K







                          TRANSAMERICA CORPORATION

                        EMPLOYEES STOCK SAVINGS PLAN




                        Year Ended December 31, 1996

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS





Board of Directors
Transamerica Corporation
San Francisco, California


We have audited the accompanying statements of net assets available for plan benefits of Transamerica Corporation Employees Stock Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




                                                          Ernst & Young LLP

Los Angeles, California
March 21, 1997

                                               TRANSAMERICA CORPORATION
                                             EMPLOYEES STOCK SAVINGS PLAN

                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                   December 31, 1996
                                                     (Part 1 of 2)


                                                         Transamerica Life Insurance & Annuity          Transamerica
                                    Transamerica   __________________________________________________      Premier
                                    Corporation                     Fixed                     Equity        Cash
                                       Common         Bond         Income       Equity        Index        Reserve
                                       Stock          Fund          Fund         Fund          Fund         Fund
                                    ____________      ____         ______       ______        ______    ____________
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $128,357,251 for
    3,021,573) shares) ..........   $238,717,137
  Transamerica Bond Fund--at
   fair value (cost $4,813,130
   for 397,169 shares) ..........                  $5,620,882
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $13,675,089,
   which approximates fair
   value ........................                               $45,730,944
  Transamerica Equity Fund--at
   fair value (cost $22,461,318
   for 2,226,803 shares) ........                                             $36,837,936
  Transamerica Equity Index
   Fund--at fair value (cost
   $4,924,707 for 407,652
   shares) ......................                                                           $6,984,976
  Transamerica Premier Cash
   Reserve Fund--at cost, which
   approximates fair value ......                                                                        $4,486,994
  Dodge & Cox Balanced Fund--at
   fair value (cost $7,797,914
   for 159,303 shares) ..........
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $10,672,738 for 599,043
   shares) ......................
  Loans to participants .........
                                    ____________   __________   ___________   ___________   __________   __________
  Total investments .............    238,717,137    5,620,882    45,730,944    36,837,936    6,984,976    4,486,994

Dividends receivable ............      1,505,277
                                    ____________   __________   ___________   ___________   __________   __________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $240,222,414   $5,620,882   $45,730,944   $36,837,936   $6,984,976   $4,486,994
                                    ============   ==========   ===========   ===========   ==========   ==========
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES          7,000        1,300         3,300         3,500        1,700          900
                                           =====        =====         =====         =====        =====          ===

See notes to financial statements

                               TRANSAMERICA CORPORATION
                             EMPLOYEES STOCK SAVINGS PLAN

                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                   December 31, 1996
                                    (Part  2 of 2)


                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income      Participant
                                       Fund         Fund         Loans          Total
                                     ________     _______      ___________      _____
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $128,357,251 for
    3,021,573) shares) ..........                                            $238,717,137
  Transamerica Bond Fund--at
   fair value (cost $4,813,130
   for 397,169 shares) ..........                                               5,620,882
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $13,675,089,
   which approximates fair
   value ........................                                              45,730,944
  Transamerica Equity Fund--at
   fair value (cost $22,461,318
   for 2,226,803 shares) ........                                              36,837,936
  Transamerica Equity Index
   Fund--at fair value (cost
   $4,924,707 for 407,652
   shares) ......................                                               6,984,976
  Transamerica Premier Cash
   Reserve Fund--at cost, which
   approximates fair value ......                                               4,486,994
  Dodge & Cox Balanced Fund--at
   fair value (cost $7,797,914
   for 159,303 shares) ..........   $9,529,502                                  9,529,502
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $10,672,738 for 599,043
   shares) ......................                $13,502,435                   13,502,435
  Loans to participants .........                              $10,393,794     10,393,794
                                    __________   ___________   ___________   ____________
  Total investments .............    9,529,502    13,502,435    10,393,794    371,804,600

Dividends receivable ............                                               1,505,277
                                    __________   ___________   ___________   ____________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $9,529,502   $13,502,435   $10,393,794   $373,309,877
                                    ==========   ===========   ===========   ============
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES        2,000         2,400         1,600
                                         =====         =====         =====

See notes to financial statements

                                             TRANSAMERICA CORPORATION
                                           EMPLOYEES STOCK SAVINGS PLAN

                                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                 December 31, 1995
                                                   (Part 1 of 2)


                                                         Transamerica Life Insurance & Annuity             John
                                    Transamerica    __________________________________________________    Hancock
                                    Corporation                     Fixed                     Equity       Cash
                                       Common         Bond         Income       Equity        Index       Reserve
                                       Stock          Fund          Fund         Fund          Fund        Fund
                                    ____________      ____         ______       ______        ______      _______
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $120,190,857 for
    3,074,805 shares) ...........   $224,076,383
  Transamerica Bond Fund--at
   fair value (cost $4,085,077
   for 347,480 shares) ..........                  $4,782,438
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $15,115,530,
   which approximates fair
   value ........................                               $48,502,439
  Transamerica Equity Fund--at
   fair value (cost $16,661,300
   for 1,872,290 shares) ........                                             $23,876,384
  Transamerica Equity Index
   Fund--at fair value (cost
   $3,151,346 for 303,761
   shares) ......................                                                           $4,239,452
  John Hancock Cash Reserve
   Fund--at cost, which approxi-
   mates fair value .............                                                                        $3,256,918
  Dodge & Cox Balanced Fund--at
   fair value (cost $6,542,558
   for 136,681 shares) ..........
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $7,636,693 for 447,346
   shares) ......................
  Loans to participants .........
                                    ____________   __________   ___________   ___________   __________   __________
  Total investments .............    224,076,383    4,782,438    48,502,439    23,876,384    4,239,452    3,256,918

Dividends receivable ............      1,537,402
Cash equivalents ................        565,056                                    5,255
                                    ____________   __________   ___________   ___________   __________   __________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $226,178,841   $4,782,438   $48,502,439   $23,881,639   $4,239,452   $3,256,918
                                    ============   ==========   ===========   ===========   ==========   ==========
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES          7,100        1,300         3,600         3,100        1,400          800
                                           =====        =====         =====         =====        =====          ===

See notes to financial statements

                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

                   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                    December 31, 1995
                                     (Part  2 of 2)


                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income      Participant
                                       Fund         Fund         Loans          Total
                                     ________     _______      ___________      _____
Investments:
  Transamerica Corporation
   Common Stock--at fair value
   (cost $120,190,857 for
   3,074,805 shares) ............                                           $224,076,383
  Transamerica Bond Fund--at
   fair value (cost $4,085,077
   for 347,480 shares) ..........                                              4,782,438
  Transamerica Fixed Income
   Fund--at cost plus accrued
   interest of $15,115,530,
   which approximates fair
   value ........................                                             48,502,439
  Transamerica Equity Fund--at
   fair value (cost $16,661,300
   for 1,872,290 shares) ..........                                           23,876,384
  Transamerica Equity Index
   Fund--at fair value (cost
   $3,151,346 for 303,761
   shares) ......................                                              4,239,452
  John Hancock Cash Reserve
   Fund--at cost, which approxi-
   mates fair value .............                                              3,256,918
  Dodge & Cox Balanced Fund--at
   fair value (cost $6,542,558
   for 136,681 shares) ...........  $7,462,800                                 7,462,800
  T. Rowe Price Equity Income
   Fund--at fair value (cost
   $7,636,693 for 447,346
   shares) .......................               $8,951,391                    8,951,391
  Loans to participants ..........                            $7,911,492       7,911,492
                                    __________   __________   __________    ____________
  Total investments .............    7,462,800    8,951,391    7,911,492     333,059,697

Dividends receivable ............                                              1,537,402
Cash equivalents ................                                                570,311
                                    __________   __________   __________    ____________
             NET ASSETS AVAILABLE
                FOR PLAN BENEFITS   $7,462,800   $8,951,391   $7,911,492    $335,167,410
                                    ==========   ==========   ==========    ============
            APPROXIMATE NUMBER OF
          PARTICIPATING EMPLOYEES        1,800        2,000        1,500
                                         =====        =====        =====

See notes to financial statements

Page 9

                                             TRANSAMERICA CORPORATION
                                           EMPLOYEES STOCK SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           Year Ended December 31, 1996
                                                   (Part 1 of 2)

                                                       Transamerica Life Insurance & Annuity          John    Transamerica
                                   Transamerica  ________________________________________________    Hancock    Premier
                                   Corporation                  Fixed                    Equity       Cash       Cash
                                     Common         Bond       Income       Equity       Index       Reserve    Reserve
                                     Stock          Fund        Fund         Fund         Fund        Fund       Fund
                                   ____________     ____       _______      ______       ______      _______  ____________
ADDITIONS
Net investment income:
  Interest .....................   $    112,978              $ 3,129,336                           $  148,801  $   16,194
  Dividends ....................      6,067,765
                                   ____________              ___________                           __________  __________
      Net investment income ....      6,180,743                3,129,336                              148,801      16,194
Net realized investment gains
  and change in net unrealized
  appreciation of investments ..     11,395,695  $  152,532               $ 7,390,655  $1,017,355
Contributions:
  Participants .................      4,163,875     663,775    1,672,291    4,033,844     987,603     281,951      26,486
  Loan repayments ..............      1,365,567     120,734      671,760      885,340     160,538      68,190      13,708
  Employer (reduced by for-
    feitures of $324,244) ......      8,504,613
  Defaulted loans ..............
Interfund transfers ............     (6,906,438)    313,611   (1,551,915)   3,217,194   1,166,937  (2,854,188)  4,450,966
Loan advances ..................     (2,333,277)   (235,212)  (1,355,182)    (951,122)   (266,513)   (109,261)    (10,003)
                                   ____________  __________   __________  ___________  __________  __________  __________
      Total additions ..........     22,370,778   1,015,440    2,566,290   14,575,911   3,065,920  (2,464,507)  4,497,351

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........      8,228,451
  Cash .........................         98,754     176,996    5,337,785    1,619,614     320,396     792,411      10,357
                                   ____________  __________   __________  ___________  __________  __________  __________
      Total deductions .........      8,327,205     176,996    5,337,785    1,619,614     320,396     792,411      10,357
                                   ____________  __________   __________  ___________  __________  __________  __________
Net additions/(deductions) .....     14,043,573     838,444   (2,771,495)  12,956,297   2,745,524  (3,256,918)  4,486,994
Net assets available for plan
  benefits at December 31, 1995     226,178,841   4,782,438   48,502,439   23,881,639   4,239,452   3,256,918
                                   ____________  __________  ___________  ___________  __________  __________  __________
   NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT DECEMBER 31, 1996   $240,222,414  $5,620,882  $45,730,944  $36,837,936  $6,984,976  $           $4,486,994
                                   ============  ==========  ===========  ===========  ==========  ==========  ==========

See notes to financial statements

Page 10

                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              Year Ended December 31, 1996
                                      (Part 2 of 2)

                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income      Participant
                                       Fund         Fund          Loans          Total
                                     ________     ________     ___________       _____
ADDITIONS
Net investment income:
  Interest ....................                                $   747,490   $  4,154,799
  Dividends ....................    $  312,471   $   385,916                    6,766,152
                                    __________   ___________   ___________   ____________
      Net investment income ....       312,471       385,916       747,490     10,920,951
Net realized investment gains
  and change in net unrealized
  appreciation of investments ..       841,824     1,555,580                   22,353,641
Contributions:
  Participants .................     1,210,012     1,483,319                   14,523,156
  Loan repayments ..............       218,638       309,833    (3,814,308)
  Employer (reduced by for-
    feitures of $324,244) ......                                                8,504,613
  Defaulted loans ..............                                   376,919        376,919
Interfund transfers ............       412,665     1,751,168
Loan advances ..................      (274,858)     (385,385)    5,920,813
                                    __________   ___________   ___________   ____________
      Total additions ..........     2,720,752     5,100,431     3,230,914     56,679,280

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........                                                8,228,451
  Cash .........................       654,050       549,387       748,612     10,308,362
                                    __________   ___________   ___________   ____________
      Total deductions .........       654,050       549,387       748,612     18,536,813
                                    __________   ___________   ___________   ____________
Net additions/(deductions) .....     2,066,702     4,551,044     2,482,302     38,142,467
Net assets available for plan
  benefits at December 31, 1995      7,462,800     8,951,391     7,911,492    335,167,410
                                    __________   ___________   ___________   ____________
   NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT DECEMBER 31, 1996    $9,529,502   $13,502,435   $10,393,794   $373,309,877
                                    ==========   ===========   ===========   ============

See notes to financial statements

Page 11

                                             TRANSAMERICA CORPORATION
                                           EMPLOYEES STOCK SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           Year Ended December 31, 1995
                                                   (Part 1 of 2)

                                                         Transamerica Life Insurance & Annuity             John
                                    Transamerica   _________________________________________________      Hancock
                                    Corporation                    Fixed                      Equity       Cash
                                      Common          Bond        Income        Equity        Index       Reserve
                                      Stock           Fund         Fund          Fund          Fund        Fund
                                    ____________      ____        _______       ______        ______      _________
ADDITIONS
Net investment income:
  Interest .....................    $     63,635                $ 3,179,887                              $  148,147
  Dividends ....................       6,253,457
                                    ____________                ___________                              __________
      Net investment income ....       6,317,092                  3,179,887                                 148,147
Net realized investment gains
  and change in net unrealized
  appreciation of investments ..      66,849,524   $  764,570                 $ 6,082,744   $1,012,391
Contributions:
  Participants .................       4,321,150      581,499     2,375,423     2,959,499      667,139      272,627
  Loan recontribution ..........       1,253,637       91,018       609,699       537,233      119,455       68,378
  Employer (reduced by for-
    feitures of $402,690) ......       8,037,553
Interfund transfers ............      (9,177,146)     563,497     3,276,844     2,102,343      142,863    1,960,347
Loan disbursements .............      (1,345,349)    (124,961)   (1,208,934)     (430,533)    (107,425)    (202,722)
                                    ____________   __________    __________   ___________   __________   __________
      Total additions ..........      76,256,461    1,875,623     8,232,919    11,251,286    1,834,423    2,246,777

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       7,868,446      188,362                     693,154      239,167
  Cash .........................         140,251                  4,854,941                               1,223,577
                                    ____________   __________    __________   ___________   __________   __________
      Total deductions .........       8,008,697      188,362     4,854,941       693,154      239,167    1,223,577
                                    ____________   __________    __________   ___________   __________   __________
Net additions ..................      68,247,764    1,687,261     3,377,978    10,558,132    1,595,256    1,023,200
Net assets available for plan
  benefits at December 31, 1994      157,931,077    3,095,177    45,124,461    13,323,507    2,644,196    2,233,718
                                    ____________   __________   ___________   ___________   __________   __________
   NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT DECEMBER 31, 1995    $226,178,841   $4,782,438   $48,502,439   $23,881,639   $4,239,452   $3,256,918
                                    ============   ==========   ===========   ===========   ==========   ==========

See notes to financial statements

Page 12

                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              Year Ended December 31, 1995
                                      (Part 2 of 2)

                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income      Participant
                                       Fund         Fund        Loans           Total
                                     ________     ________     ___________      _____
ADDITIONS
Net investment income:
  Interest .....................                              $  570,839    $  3,962,508
  Dividends ....................    $  385,103   $  470,457                    7,109,017
                                    __________   __________   __________    ____________
      Net investment income ....       385,103      470,457      570,839      11,071,525
Net realized investment gains
  and change in net unrealized
  appreciation of investments ..     1,032,118    1,493,733                   77,235,080
Contributions:
  Participants .................     1,140,779    1,275,354                   13,593,470
  Loan recontribution ..........       199,863      237,989   (3,117,272)
  Employer (reduced by for-
    feitures of $402,690) ......                                               8,037,553
Interfund transfers ............       508,526      622,726
Loan disbursements  ............      (255,767)    (226,609)   3,902,300
                                    __________   __________   __________    ____________
      Total additions ..........     3,010,622    3,873,650    1,355,867     109,937,628

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       878,789      451,755                   10,319,673
  Cash .........................                                 517,566       6,736,335
                                    __________   __________   __________    ____________
      Total deductions .........       878,789      451,755      517,566      17,056,008
                                    __________   __________   __________    ____________
Net additions ..................     2,131,833    3,421,895      838,301      92,881,620
Net assets available for plan
  benefits at December 31, 1994      5,330,967    5,529,496    7,073,191     242,285,790
                                    __________   __________   __________    ____________
   NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT DECEMBER 31, 1995    $7,462,800   $8,951,391   $7,911,492    $335,167,410
                                    ==========   ==========   ==========    ============

See notes to financial statements

Page 13

                                             TRANSAMERICA CORPORATION
                                           EMPLOYEES STOCK SAVINGS PLAN

                          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                           Year Ended December 31, 1994
                                                   (Part 1 of 2)

                                                         Transamerica Life Insurance & Annuity             John
                                    Transamerica   _________________________________________________      Hancock
                                    Corporation                    Fixed                      Equity       Cash
                                       Common         Bond        Income        Equity        Index       Reserve
                                       Stock          Fund         Fund          Fund          Fund        Fund
                                    ____________      ____        _______       ______        ______      ________
ADDITIONS
Net investment income:
  Interest .....................    $     43,895                $ 3,181,205
  Dividends ....................       6,151,722                                                         $   97,271
                                    ____________                ___________                              __________
      Net investment income ....       6,195,617                  3,181,205                                  97,271
Net realized investment gains
  and change in net unrealized
  appreciation (depreciation)
  of investments ...............     (24,352,000)  $ (190,820)                $   507,571   $   22,473
Contributions:
  Participants .................       4,575,031      645,681     2,250,526     2,527,598      645,672      259,149
  Loan recontribution ..........       1,094,361       77,012       485,824       299,834       98,409       45,534
  Employer (reduced by for-
    feitures of $238,558) ......       8,019,375
Interfund transfers ............      (1,265,560)    (301,619)      540,764       800,926     (170,004)     147,978
Loan disbursements .............      (1,415,247)    (108,388)   (1,163,217)     (342,484)     (75,855)    (113,603)
                                    ____________   __________   ___________   ___________   __________   __________
      Total additions ..........      (7,148,423)     121,866     5,295,102     3,793,445      520,695      436,329

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       6,413,511      387,061                     371,303       78,165
  Cash .........................         105,314                  4,761,331                               1,338,028
                                    ____________   __________   ___________   ___________   __________   __________
      Total deductions .........       6,518,825      387,061     4,761,331       371,303       78,165    1,338,028
                                    ____________   __________   ___________   ___________   __________   __________
Net additions (deductions) .....     (13,667,248)    (265,195)      533,771     3,422,142      442,530     (901,699)
Net assets available for plan
  benefits at December 31, 1993      171,598,325    3,360,372    44,590,690     9,901,365    2,201,666    3,135,417
                                    ____________   __________   ___________   ___________   __________   __________
  NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT DECEMBER 31, 1994     $157,931,077   $3,095,177   $45,124,461   $13,323,507   $2,644,196   $2,233,718
                                    ============   ==========   ===========   ===========   ==========   ==========

See notes to financial statements

Page 14

                                TRANSAMERICA CORPORATION
                              EMPLOYEES STOCK SAVINGS PLAN

             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              Year Ended December 31, 1994
                                      (Part 2 of 2)

                                                   T. Rowe
                                      Dodge         Price
                                      & Cox        Equity
                                     Balanced      Income     Participant
                                       Fund         Fund         Loans          Total
                                     ________     ________    ___________       _____
ADDITIONS
Net investment income:
  Interest .....................                              $  468,102    $  3,693,202
  Dividends ....................    $  229,155   $  426,629                    6,904,777
                                    __________   __________   __________    ____________
      Net investment income ....       229,155      426,629      468,102      10,597,979
Net realized investment gains
  and change in net unrealized
  appreciation (depreciation)
  of investments ...............      (126,177)    (222,945)                 (24,361,898)
Contributions:
  Participants .................     1,074,570    1,200,158                   13,178,385
  Loan recontribution ..........       141,133      166,322   (2,408,429)
  Employer (reduced by for-
    feitures of $238,558) ......                                               8,019,375
Interfund transfers ............       365,994     (118,479)
Loan disbursements  ...........       (147,487)    (144,719)   3,511,000
                                    __________   __________   __________    ____________
      Total additions ..........     1,537,188    1,306,966    1,570,673       7,433,841

DEDUCTIONS
Distributions to participants:
  Securities, at cost ..........       588,747      263,970                    8,102,757
  Cash .........................                                 437,310       6,641,983
                                    __________   __________   __________    ____________
      Total deductions .........       588,747      263,970      437,310      14,744,740
                                    __________   __________   __________    ____________
Net additions (deductions) .....       948,441    1,042,996    1,133,363      (7,310,899)
Net assets available for plan
  benefits at December 31, 1993      4,382,526    4,486,500    5,939,828     249,596,689
                                    __________   __________   __________    ____________
   NET ASSETS AVAILABLE FOR PLAN
   BENEFITS AT DECEMBER 31, 1994    $5,330,967   $5,529,496   $7,073,191    $242,285,790
                                    ==========   ==========   ==========    ============

See notes to financial statements

Page 15
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 1996



NOTE A--Description of the Plan

     The Transamerica Corporation Employees Stock Savings Plan (the Plan) is a profit-sharing plan with provisions for pretax salary deferrals under
Section 401(k) of the Internal Revenue Code (the Code). (Prior to January 1, 1994, the Plan was an employee stock ownership plan which permitted Section 401(k) salary deferrals.) Substantially all salaried employees of Transamerica Corporation (the Corporation) and its subsidiaries may participate upon completion of one year of service. Subject to certain restrictions, participants generally may defer 1% to 6% of their salaries and contribute that amount to the Plan. These salary deferrals are matched at 75% by employer contributions. Most non-highly compensated employees (as defined) are permitted to defer an additional 1% to 6% of their salaries as contributions to the Plan. Effective January 1, 1997, highly compensated employees (as defined) are permitted to defer an additional 1% to 4% of their salaries as contributions to the Plan. These additional contributions are not matched by the employer.

     Participant contributions under the Plan are invested, as directed by the participant, in any of eight investment alternatives: the Corporation's Common Stock, the Transamerica Premier Cash Reserve Fund (formerly John Hancock Cash Reserve Fund), the Transamerica Bond Fund, the Dodge & Cox Balanced Fund, the T. Rowe Price Equity Income Fund, the Transamerica Fixed Income Fund, the Transamerica Equity Index Fund, and the Transamerica Equity Fund. All employer matching contributions are invested in the Corporation's common stock. Participants age 60 or older may redirect the investment of all or part of their employer matching contributions from the Corporation's common stock to any of the other available investment alternatives.

     Eligible participants may, subject to certain restrictions, apply for loans from their plan accounts. Loan repayments are deposited back into the participant's plan accounts and allocated to the various investment funds according to the participant's election for allocation of pretax contributions. Loans from the employer matching account are not permitted.

     The Corporation and its participating subsidiaries, including Transamerica Life Insurance and Annuity Company (the issuer of the group pension contract under which the Transamerica Fixed Income Fund is maintained and the sponsoring company for the Transamerica Bond Fund, Transamerica Equity Fund and Transamerica Equity Index Fund), are defined as parties in interest with respect to the Plan under the Employee Retirement Income Security Act of 1974 (ERISA). Transactions between the Plan and such parties in interest are intended to qualify for one or more of the prohibited transaction exemptions under ERISA.

Page 16
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                              December 31, 1996



NOTE A--Description of the Plan (Continued)

     The Plan provides that participants acquire a vested interest in the employer account balances based upon their years of service with the Corporation or its participating subsidiaries. If a participant terminates employment before full vesting, the nonvested portion of the participant's interest will be forfeited. The Corporation has the right to change or terminate the Plan at any time. In the event the Plan is terminated, the Plan provides for full vesting of all participants' employer account balances.

NOTE B--Significant Accounting Policies

     Accounting for Investments: The Plan's investment in the Corporation's common stock is valued at the closing price on the last business day of the year on the New York Stock Exchange Composite Transactions.

     The Transamerica Fixed Income Fund is valued at cost plus accrued interest income and the Transamerica Premier Cash Reserve Fund (formerly John Hancock Cash Reserve Fund) is valued at cost, which approximates fair value. Shares of the Transamerica Bond Fund, the Transamerica Equity Fund, the Transamerica Equity Index Fund, the Dodge & Cox Balanced Fund, and the T. Rowe Price Equity Income Fund, are valued at the net asset value per share reported by the Fund at December 31.

     Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Repurchases of shares within the Plan are accounted for at the average monthly price of the shares in the month they are sold by employees or forfeited to the Plan. The price is calculated as the average of the price of the stock as listed in the New York Stock Exchange Composite Transactions as determined by the Plan administrator in a uniform and nondiscriminatory manner. The cost of shares sold or distributed is determined on an average cost basis. Dividend income from the Corporation's common stock and shares of Dodge & Cox Balanced Fund and T. Rowe Price Equity Income Fund is recorded on the ex-dividend date. Dividend income from Transamerica Premier Cash Reserve Fund (formerly John Hancock Cash Reserve
Fund) is accrued as earned and interest income from Transamerica Fixed Income Fund, Northern Trust's Short Term Investment Fund (cash equivalent) and from participant loans is accrued as earned. Interest charged on participant loans is at a fixed rate and is calculated at the Northern Trust prime rate plus one percent.

     Expenses: All Plan administrative expenses are paid by the Corporation and its participating subsidiaries.

Page 17
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                              December 31, 1996



NOTE B--Significant Accounting Policies (Continued)

     Income Taxes: The Internal Revenue Service has issued a determination letter dated June 13, 1996, that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. Under a tax-qualified plan, participants are not subject to income tax on employer contributions, contributions made through salary deferrals, or income credited to their accounts until these amounts are distributed.

     Certain amounts reported in the financial statements are based on management estimates. Such amounts may ultimately differ from those estimates.

NOTE C--Reportable Transactions

     Changes in the Plan's investment in Transamerica Corporation Common Stock during each of the three years in the period ended December 31, 1996 are summarized as follows:

                                       Shares         Cost
                                       ______         ____

     Balance at December 31, 1993     2,987,738   $102,205,886
     Purchases ..................       398,287     20,536,045
     Sale for transfer ..........       (34,790)    (1,132,876)
     Sale for loan distribution .       (27,428)    (1,080,828)
     Distributions ..............      (186,135)    (6,413,511)
     Fair value of forfeiture ...        (5,655)      (288,040)
                                      _________   ____________
     Balance at December 31, 1994     3,132,017    113,826,676
     Purchases ..................       338,636     20,825,900
     Sale for transfer ..........      (152,156)    (5,226,403)
     Sale for loan distribution .       (21,772)      (974,429)
     Distributions ..............      (215,815)    (7,868,446)
     Fair value of forfeiture ...        (6,105)      (392,441)
                                      _________   ____________
     Balance at December 31, 1995     3,074,805    120,190,857
     Purchases ..................       290,971     21,873,028
     Sale for transfer ..........       (99,125)    (3,695,996)
     Sale for loan distribution .       (30,706)    (1,473,526)
     Distributions ..............      (210,255)    (8,228,446)
     Fair value of forfeiture ...        (4,117)      (308,666)
                                      _________   ____________
     Balance at December 31, 1996     3,021,573   $128,357,251
                                      =========   ============

Page 18
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                               December 31, 1996



NOTE C--Reportable Transactions (Continued)

     In January 1996, the Plan terminated its agreement with Bank of America, its trustee, and transferred all the Plan's assets totaling $334,275,395 to its new trustee, Northern Trust Company. This constituted a single transaction in excess of 5% of the current value Plan's assets, which is defined as a category (i) reportable transaction under ERISA.

     During 1996, there were 30 open market purchases of Transamerica Corporation Common Stock totaling 200,649 shares at a cost of $14,937,328 and 20 open market sales of Transamerica Corporation Common Stock totaling 128,290 shares for $9,981,978. For the Transamerica Fixed Income Fund there were 92 purchases totaling $8,385,501 and 371 sales totaling $11,861,777. These constitute a series of transactions in excess of 5% of the current value of the Plan's assets, which are defined as category (iii) reportable transactions under ERISA.

     Northern Trust Company, as Trustee for the Plan, temporarily invests certain cash receipts of the plan in Northern Trust's Short Term Investment Fund prior to investing the funds in the participants' selected investments. During 1996, there were $18,411,622 in purchases of the Short Term Investment Fund and $17,278,010 in sales which constitutes a series of transactions in excess of 5% of the current value of the Plan's assets, and which are defined as category (iii) reportable transactions under ERISA. There were no category
(ii) or (iv) reportable transactions during 1996. The Plan incurred no expenses, and realized no gain or loss except for interest earned during the period the units were held by the Plan, on these transactions.

NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments

     The changes in unrealized appreciation (depreciation) of investments result from fluctuations in the fair value of securities held. The following table shows the unrealized appreciation (depreciation) of investments at December 31, 1996, 1995 and 1994, and the changes in unrealized appreciation (depreciation).

Page 19
                          TRANSAMERICA CORPORATION
                        EMPLOYEES STOCK SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS (Continued)

                              December 31, 1996



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments (Continued)


                                                  Transamerica Life Insurance & Annuity                T. Rowe
                                   Transamerica   _____________________________________    Dodge        Price
                                   Corporation                                Equity       & Cox       Equity
                                      Common           Bond       Equity      Index       Balanced     Income
                                      Stock            Fund        Fund        Fund         Fund        Fund         Total
                                   ____________        ____       ______      ______      ________     _______       _____
      UNREALIZED APPRECIATION AT
               DECEMBER 31, 1993   $ 67,348,256     $ 171,776  $ 1,265,234  $  124,253   $   74,819  $   97,566  $ 69,081,904
Net increase (decrease) in
  unrealized appreciation in
  1994 .........................    (25,357,091)     (185,366)     441,730       8,548     (133,943)   (229,951)  (25,456,073)
                                   ____________     _________  ___________  __________   __________  __________  ____________
         UNREALIZED APPRECIATION
               (DEPRECIATION) AT
               DECEMBER 31, 1994     41,991,165       (13,590)   1,706,964     132,801      (59,124)   (132,385)   43,625,831
Net increase in unrealized
  appreciation in 1995 .........     61,894,361       710,951    5,508,120     955,305      979,366   1,447,083    71,495,186
                                   ____________     _________  ___________  __________   __________  __________  ____________
         UNREALIZED APPRECIATION
            AT DECEMBER 31, 1995    103,885,526       697,361    7,215,084   1,088,106      920,242   1,314,698   115,121,017
Net increase in unrealized
  appreciation in 1996 .........      6,474,360       110,391    7,161,534     972,163      811,346   1,514,999    17,044,793
                                   ____________     _________  ___________  __________   __________  __________  ____________
         UNREALIZED APPRECIATION
            AT DECEMBER 31, 1996   $110,359,886     $ 807,752  $14,376,618  $2,060,269   $1,731,588  $2,829,697  $132,165,810
                                   ============     =========  ===========  ==========   ==========  ==========  ============